FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

             For the month of February 1, 2005 to February 28, 2005



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................


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                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated:  March 11, 2005





.........................................
(Signed by)
THINAGARAN
Director


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               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                   FROM FEBRUARY 1, 2005 TO FEBRUARY 28, 2005



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



     588 Well Report as at Midnight February 12, 2005 - Sebaya #2 Madura Island, Indonesia.






































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                                                    CityView
                                                    Corporation Limited
                                                        ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                         ---------------------
                                                    Web: www.cityviewcorp.com
                                                         --------------------

February 14, 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

        WELL REPORT AS AT MIDNIGHT FEBRUARY 12, 2005 - SEBAYA #2 MADURA
                               ISLAND, INDONESIA
CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from the Operating Shareholder, PT Medco Energi Internasional TBK ("Medco"):

OPERATOR:                  Medco Madura - Pertamina JOB
WELL:             Sebaya #2
RIG:                       P.T Apexindo
SPUD:                      11.30hrs - 29 November 2004

Formation Objective:   Primary                Formation Objective:    Secondary
Tuban Formation (Early Miocene, alternating   Tawun Formation (Middle Miocene,
shale and sandstone, intercalations of        predominantly claystone/siltstone,
limestone) Reference drill  stem tests        intercalations of sandstone, and
1 & 2 in Sebaya 1. Zones depths: 4300 -       limestone streaks) Reference drill
5850 feet.                                    stem tests 3 & 4 in Sebaya 1, Zone
                                              depths 2200 to 4000 feet.

Present Activity Summary:
     o    Drilling has been completed at a total depth of 6,500 feet.
     o Conditioned hole and ran Super Combo logs. Ran MDT log for samples and pressure at DST 1 zone. Formation was found to be tight. Ran CST and conditioned hole for liner.
     o Run and set 7-inch liner for 3,800 to 6,150 feet in preparation for DST 1 across sand section.
     o    Obtained approval from relevant authorities to carry out 2 DSTs.
     o The rig has prepared for testing DST 1 and is currently running the test string. It is anticipated that the well will be perforated and the test scheduled for February 13.

Next Operation:
     o Perforate interval and commence testing across sand section at DST 1. Planning to do a frac with proppants if the well fails to flow adequately.

LIST OF AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC") DOCUMENTS


                   FROM FEBRUARY 1, 2005 TO FEBRUARY 28, 2005



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION





NO DOCUMENTS WERE LODGED WITH ASIC DURING THE MONTH